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PricewaterhouseCoopers LLP

Chartered Accountants

PO Box 82

Royal Trust Tower, Suite 3000

Toronto Dominion Centre

Toronto, Ontario

Canada M5K 1G8

Telephone +1 416 863 1133

Facsimile +1 416 365 8215

August 14, 2006

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated August 14, 2006, relating to the financial statements of Arizona Star Resource Corp. (an exploration stage company).

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.